Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three months ended

November 30, 2023 and 2022

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	November 30, 2023	August 31, 2023
Assets
Current assets
Cash		$8,327	$7,629
Amounts receivable	4	2,062	3,140
Prepayments and other assets	5	1,384	1,463
Inventories	6	5,408	4,961
Total current assets		17,181	17,193
Other long-term assets	4	3,234	2,948
Mineral property, plant and equipment	7	66,648	64,059
Total assets		$87,063	$84,200
Liabilities
Current liabilities
Amounts payable and accrued liabilities	15	$12,972	$11,571
Income tax payable		670	1,081
Current portion of deferred revenue	8	2,108	1,549
Current portion of lease liabilities		51	65
Derivative financial instrument liabilities	9	3,345	3,544
Total current liabilities		19,146	17,810
Lease liabilities		27	36
Deferred revenue	8	309	178
Deferred income tax liability		5,186	4,287
Provision for reclamation		860	833
Total liabilities		25,528	23,144
Equity
Share capital		165,458	164,816
Share-based payments reserve	12	8,683	8,807
Warrants reserve	13	1,700	1,700
Accumulated deficit		(122,389)	(121,423)
Equity attributable to shareholders		53,452	53,900
Non-controlling interest	14	8,083	7,156
Total equity		61,535	61,056
Total equity and liabilities		$87,063	$84,200

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended November 30,
	Note	2023	2022

Revenue	18	$9,404	$9,718

Cost of sales
Production costs		(4,508)	(3,518)
Royalty		(695)	(697)
Depreciation		(484)	(193)
Total cost of sales		(5,687)	(4,408)
Gross profit		3,717	5,310
General and administrative expenses	16	(2,211)	(1,837)
Change in fair value of derivative financial instruments	9	199	3,365
Foreign exchange losses		(80)	(7)
Interest and other expenses		(473)	(185)
Income before tax		1,152	6,646
Income tax expense	10	(1,191)	(1,486)
Net (loss) income and comprehensive (loss) income		$(39)	$5,160

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders		$(966)	$3,512
Non-controlling interest		927	1,648
Net (loss) income and comprehensive (loss) income		$(39)	$5,160

Basic (loss) earnings per share	11	$(0.00)	$0.01

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interests	Total equity
Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159
Shares issued for share-based payments	442,500	227	(227)	—	—	—	—	—
Share-based compensation expense	—	—	809	—	—	809	—	809
Witholding tax impact on restricted share units ("RSUs")	—	—	(94)	—	—	(94)	—	(94)
Net income for the period	—	—	—	—	3,512	3,512	1,648	5,160
Balance at November 30, 2022	276,588,684	$164,173	$7,313	$1,700	$(120,161)	$53,025	$4,009	$57,034
Shares issued for share-based payments	681,014	448	(452)	—	—	(4)	—	(4)
Share-based compensation expense	—	—	1,888	—	—	1,888	—	1,888
Witholding tax impact on RSUs	—	—	148	—	—	148	—	148
Shares issued for cash, net of share issuance costs	200,000	105	—	—	—	105	—	105
Shares issued for cashless exercise of options	155,619	90	(90)	—	—	—	—	—
Net (loss) income for the period	—	—	—	—	(1,262)	(1,262)	3,147	1,885
Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 12)	1,465,417	642	(632)	—	—	10	—	10
Share-based compensation expense (Note 12)	—	—	865	—	—	865	—	865
Witholding tax impact on share-based payments	—	—	(357)	—	—	(357)	—	(357)
Net (loss) income for the period	—	—	—	—	(966)	(966)	927	(39)
Balance at November 30, 2023	279,090,734	$165,458	$8,683	$1,700	$(122,389)	$53,452	$8,083	$61,535

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Three months ended November 30,
	Note	2023	2022

Operating
Net (loss) income		$(39)	$5,160
Adjustments for items not involving cash:
Non-cash items	20	2,955	(1,016)
Changes in non-cash working capital:
Decrease in amounts receivable		1,032	915
Increase in inventories		(343)	(125)
Decrease (increase) in prepaid and other assets		79	(14)
Increase in amounts payable and accrued liabilities		1,863	1,371
(Decrease) increase in income tax payable		(408)	357
Cash provided by operating activities		$5,139	$6,648

Investing
Purchase of mineral property, plant and equipment		$(3,774)	$(5,419)
Increase in other long-term assets		(286)	(617)
Cash used in investing activities		$(4,060)	$(6,036)

Financing
Withholding taxes on settlement of share-based payments		$(357)	$(94)
Lease payments		(24)	(64)
Cash used in financing activities		$(381)	$(158)

Net increase in cash		$698	$454
Cash at beginning of the period		7,629	8,476
Cash at end of the period		$8,327	$8,930
Taxes paid in cash		$700	$—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TNX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2023.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on January 11, 2024.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 17. All amounts in these interim condensed consolidated financial statements are presented in U.S. dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to U.S. dollars and C$ or CAD is to Canadian dollars.

3.	Significant accounting policies, judgements and estimates

The accounting policies, judgements and estimates applied in these interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2023, except as described below:

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements, requiring that an entity discloses its material accounting policies, instead of its significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. Accounting policy information that relates to immaterial transactions, events or conditions is immaterial and need not be disclosed. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 and IFRS Practice Statement 2 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, Accounting policies, changes in accounting estimates and errors. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error and effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments to IAS 8 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions.

The amendments to IAS 12 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Amounts receivable

	November 30, 2023	August 31, 2023
Receivable from precious metal sales	$—	$488
Sales tax receivable(1)	5,221	5,554
Other	75	46
Other receivable	5,296	6,088
Less: Long-term portion	(3,234)	(2,948)
Total amounts receivable	$2,062	$3,140

(1)	Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three months ended November 30, 2023, the Company recovered $1.3 million of VAT refunds from the TRA.

5.	Prepayments and other assets

	November 30, 2023	August 31, 2023
Prepaid expenses	$717	$796
Deferred financing costs(1)	667	667
Total prepayments and other assets	$1,384	$1,463

(1)	Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

6.	Inventories

	November 30, 2023	August 31, 2023
Ore stockpile	$3,772	$3,361
Gold in circuit	614	689
Gold doré	25	52
Total precious metals inventories	4,411	4,102
Supplies	997	859
Total inventories	$5,408	$4,961

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment(2)	Other(3)	Total
Cost
As at August 31, 2023	$1,864	$41,202	$23,063	$1,624	$351	$68,104
Additions	91	813	2,282	2	—	3,188
As at November 30, 2023	$1,955	$42,015	$25,345	$1,626	$351	$71,292
Accumulated depreciation
As at August 31, 2023	$—	$899	$2,138	$828	$180	$4,045
Depreciation	—	476	52	57	14	599
As at November 30, 2023	$—	$1,375	$2,190	$885	$194	$4,644
Net book value
As at August 31, 2023	$1,864	$40,303	$20,925	$796	$171	$64,059
As at November 30, 2023	$1,955	$40,640	$23,155	$741	$157	$66,648

(1)	Represents exploration and evaluation expenditures related to the Eastern Porphyry and Anfield deposits on the Buckreef property.
(2)	Includes automotive and computer equipment and software.
(3)	Includes leasehold improvements and right-of-use assets.

8.	Deferred revenue

On August 11, 2022, the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. (“OCIM”). The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months.

Amount
As at August 31, 2023	$1,727
Drawdown	1,500
Accretion of deferred revenue	112
Revenue recognized	(922)
As at November 30, 2023	$2,417

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

	November 30, 2023	August 31, 2023
Current portion of deferred revenue	$2,108	$1,549
Deferred revenue	309	178
Balance at end of period	$2,417	$1,727

9.	Derivative financial instrument liabilities

	November 30, 2023	August 31, 2023
Derivative warrant liabilities	$3,345	$3,544
Total derivative financial instrument liabilities	$3,345	$3,544

a)	Derivative warrant liabilities

Amount
As at August 31, 2023	$3,544
Change in fair value	(199)
As at November 30, 2023	$3,345

Derivative warrant liabilities of $3.3 million will only be settled by issuing equity of the Company. For the three months ended November 30, 2023, fair value changes amounted to a gain of $0.2 million (2022 – gain of $3.4 million).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	November 30, 2023	August 31, 2023
Share price	$0.40	$0.39
Risk-free interest rate	4.42% - 4.63%	4.43% - 4.66%
Dividend yield	0%	0%
Expected volatility	51%	52%
Remaining term (in years)	2.2 – 3.2	2.5 – 3.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net loss and net assets for the three months ended November 30, 2023 would increase or decrease by:

	November 30, 2023
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(814)	$786

10.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 9% until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

For the three months ended November 30, 2023, the Company recorded income tax expense of $1.2 million, comprised of current income tax expense of $0.3 million and deferred income tax expense of $0.9 million (2022 – $1.5 million income tax expense comprised of current income tax expense of $0.4 million and deferred income tax expense of $1.1 million).

11.	(Loss) earnings per share

	Three months ended November 30,
	2023	2022
Net (loss) income attributable to shareholders	$(966)	$3,512
Weighted average number of common shares for basic EPS(1)	285,283,429	276,477,860
Effect of dilutive stock options, warrants, RSUs and share awards	—	1,221,178
Weighted average number of common shares for diluted EPS(1)	285,283,429	277,699,038

(1)	The weighted average number of common shares for basic and diluted EPS include 6.3 million gross number of vested, but unissued, common shares relating to common share awards.

For the three months ended November 30, 2023, the weighted average number of common shares for diluted EPS excluded 15.4 million stock options, 2.8 million RSUs, 4.6 million common share awards and 39.0 million warrants that were anti-dilutive for the period (2022: 7.4 million stock options and 42.0 million warrants).

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

12.	Share-based payments reserve

Share-based compensation expense for the three months ended November 30, 2023 totalled $0.9 million (2022: $0.8 million).

As at November 30, 2023, the Company had 5,225,271 (August 31, 2023 – 3,617,450) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – November 30, 2023 and August 31, 2023	4,986,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,259,000	2,259,000	October 11, 2026	2.9
C$0.40	95,000	95,000	October 6, 2024	0.9
C$0.43	2,065,000	2,065,000	September 29, 2026	2.8
C$0.43	467,000	467,000	October 6, 2024	0.9
C$0.35	100,000	100,000	January 2, 2027	3.1
C$0.41(1)	4,986,000	4,986,000		2.6 (1)

(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – November 30, 2023 and August 31, 2023	10,450,000	$0.49

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	2,950,000	August 17, 2027	3.7
USD $0.45	3,075,000	615,000	August 28, 2028	4.8
USD $0.49(1)	10,450,000	3,565,000		4.0(1)

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

For the three months ended November 30, 2023, share-based compensation expense related to stock options totalled $0.2 million (2022 – $0.1 million).

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2023	3,473,077
Vested	(700,000)
Balance – November 30, 2023	2,773,077

For the three months ended November 30, 2023, share-based payment expenses related to RSUs totalled $0.5 million (2022 - $0.2 million).

13.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2023	38,968,037	$0.68	2.8
Balance – November 30, 2023	38,968,037	$0.68	2.5

As at November 30, 2023, the following warrants were outstanding:

	Number of Warrants	Exercise price		Expiry date
Private placement financing warrants - December 23, 2020	2,777,268	$1.50		December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80		February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80		February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44		January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44		January 26, 2027
Balance – November 30, 2023	38,968,037	$0.68	(1)

(1)	Total represents weighted average.

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

14.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended November 30,
Income Statement	2023	2022
Revenue	$9,404	$9,718
Depreciation	484	193
Accretion expense	140	163
Income tax expense	1,191	1,486
Comprehensive income for the period	2,061	3,662

Statement of Financial Position	November 30, 2023	August 31, 2023
Current assets	$11,542	$11,238
Non-current assets	67,696	64,762
Current liabilities	(13,248)	(12,113)
Non-current liabilities	(6,354)	(5,301)
Advances from parent, net	(34,971)	(36,049)

	Three months ended November 30,
Statement of Cash Flows	2023	2022
Cash provided by operating activities	$6,110	$8,005
Cash used in investing activities	(4,057)	(6,209)
Cash used in financing activities	(1,089)	(48)

15.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended November 30,
Directors and key management personnel	2023	2022
Remuneration (1)	$436	$459
Share-based compensation expense	693	714
Total directors and key management personnel	$1,129	$1,173

(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share-based compensation for their services and officers are entitled to cash remuneration and share-based compensation for their employment services.

As at November 30, 2023, included in amounts payable is $0.1 million of board fees (August 31, 2023 - $0.4 million) due to related parties with no specific terms of repayment.

During the three months ended November 30, 2023, $0.2 million for stock options granted to key management personnel was expensed (2022 - $0.1 million) and $0.3 million for RSUs granted to directors and key management personnel was expensed (2022 - $0.2 million).

During the three months ended November 30, 2023, $0.2 million related to common share awards granted to key management personnel was expensed (2022 - $0.8 million).

16.	General and administrative expenses

	Three months ended November 30,
	2023	2022
Directors’ fees (Note 15)	$60	$107
Insurance	85	99
Office and general	67	19
Shareholder information	158	128
Professional fees	189	101
Salaries and benefits (Note 15)	558	484
Consulting	177	51
Share-based compensation expense (Notes 12 and 15)	810	753
Travel and accommodation	78	47
Depreciation	13	40
Other	16	8
Total general and administrative expenses	$2,211	$1,837

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

17.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at November 30, 2023 and August 31, 2023:

	November 30, 2023	August 31, 2023
Financial Assets
Measured at amortized cost
Amounts receivable	$2,062	$3,140
Measured at fair value through profit or loss
Cash	8,327	7,629

Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	12,972	11,571
Measured at fair value through profit or loss
Derivative financial instrument liabilities	3,345	3,544

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at November 30, 2023 and August 31, 2023, cash was classified as Level 1 and derivative financial instruments (Note 9) were classified as Level 3 under the fair value hierarchy.

18.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

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TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended November 30,
Revenue	2023	2022
Tanzania	$9,404	$9,718
Total revenue	$9,404	$9,718

During the three months ended November 30, 2023, the Company generated 90% (2022 – 100%) of its revenue from one (2022 – one) customer totalling $8.5 million (2022 – $9.7 million).

Non-current assets	November 30, 2023	August 31, 2023
Canada	$52	$55
Tanzania	69,830	66,952
Total non-current assets	$69,882	$67,007

19.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at November 30, 2023 and August 31, 2023, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at November 30, 2023 and August 31, 2023.

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TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November, 2023 and 2022

(Unaudited)

 (Expressed in Thousands of US dollars, except for share and per share amounts)

20.	Non-cash items

	Three months ended November 30,
	2023	2022
Depreciation	$497	$233
Change in fair value of derivative financial instruments (Note 9)	(199)	(3,365)
Share-based compensation expense (Note 12)	875	809
Accretion of provision for reclamation	27	35
Deferred income tax expense (Note 10)	899	1,129
Accretion of lease liabilities	1	5
Deferred revenue (Note 8)	578	—
Accretion of deferred revenue (Note 8)	112	127
Foreign exchange losses (gains)	165	(4)
Other expenses	—	15
Total non-cash items	$2,955	$(1,016)

21.	Subsequent event

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

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